EXHIBIT 99.1

NXT Energy Solutions Inc. Announces Rights Offering

CALGARY, Alberta, Sept. 26, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that it will be offering rights (the “Offering”) to holders of its common shares of record at the close of business on October 4, 2017 (the “Record Date”), expiring October 31, 2017 (“Expiry Date”). The Offering will be made in all of the provinces of Canada, in each state of the United States, except Arizona, Arkansas, Minnesota, Ohio, and Wisconsin, and in all jurisdictions outside Canada and the United States where the Company is eligible to make such Offering. Certain executive officers and directors of NXT intend to participate in the Offering.

Shareholders of record on October 4, 2017 will receive one right (a “Right”) for each common share held. 5.25 Rights will entitle the holder to purchase one common share of the Company (“Common Shares”) at a price of $0.50 per Common Share. Exercise of the Rights and purchase of the Common Shares must be completed by 4:30 p.m. (Calgary time) on the Expiry Date.

Shareholders who fully exercise their Rights are entitled to subscribe pro rata for additional Common Shares, if available, that were not subscribed for initially on or before the Expiry Date. A fully subscribed Offering will raise gross proceeds of approximately $5.1 million.

The proceeds from the Rights Offering will be used support the G & A costs which include business development and marketing activities required to transform the existing pipeline of opportunities into firm contracts.

Mr. Liszicasz has agreed to extend the Company a loan of $300,000 in respect of his commitments dated March and May 2017, whereby he agreed to advance the Company a total loan of up to $650,000 in the event it was required.  NXT intends to draw on this loan as required in order to meet its commitments prior to completion of the Offering, subject to TSX approval.

There is no minimum commitment required and no standby purchase agreement.

The Common Shares of the Company are expected to commence trading on the TSX on an ex-Rights basis at the opening of business on October 3, 2017, meaning that Common Shares purchased on, or following that date will not be entitled to receive the Rights under this Offering. At that time, the Rights are expected to be posted for trading on the TSX on a “when issued” basis and will thereafter trade under the symbol “SFD.RT”. Trading of the Rights is expected to continue until 12:00 p.m (noon) ET (Toronto time) on the Expiry Date.

A Rights Offering Notice together with Rights certificates will be mailed to eligible shareholders on or about October 9, 2017. Eligible registered shareholders wishing to exercise their Rights must forward the completed Rights certificates, along with the applicable funds to Computershare Investor Services Inc. by the Expiry Date. Eligible shareholders who own their shares through an intermediary, such as a bank, trust company, securities dealer or broker, will receive materials and instructions from their intermediary.

A copy of the Rights Offering Circular dated September 26, 2017 can be obtained from NXT’s profile on the SEDAR website at www.sedar.com, the Company’s website at www.nxtenergy.com, from your dealer representative, or by contacting the Chief Financial Officer at 403–206-0807 or by email at bstewart@nxtenergy.com.

The Company is also registering the offer and sale of the shares issuable on exercise of the rights on a Form F-7 registration statement under the U.S. Securities Act of 1933, as amended.  Shareholders in the United States should also review the Company’s Registration Statement on Form F-7 which will be filed with the United States Securities and Exchange Commission and when filed, can be found at www.sec.gov.

This news release shall not constitute an offer to sell or solicitation of an offer to buy the securities of the Company. There shall be no offer or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification of such securities under the laws of any such jurisdiction.

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized and actual results and future events could differ materially from those anticipated in such statements. These forward-looking statements include, among other things, statements relating to: the details or and funds to be raised under the Rights Offering, additional sources of required funding for the Company, the use of the funds raised under the Rights Offering, the intention of insiders to exercise their Rights, including the participation of our Chief Executive Officer, and the anticipated trading market which may or may not develop.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing the Company and the Rights Offering are described in the Rights Offering Circular to be filed on www.sedar.com and as part of the Form F-7 registration statement to be filed with the U.S. Securities and Exchange Commission at www.sec.gov, as well as its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com and in its most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission at www.sec.gov.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information about NXT, please contact NXT’s Head office at nxt_info@nxtenergy.com

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.